

January 27, 2010

By U.S. mail and facsimile to (310) 782-6098

Mr. Robert E. Dose, Vice President of Finance
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

> **RE:** **Virco Mfg. Corporation**
> **Form 10-K for the fiscal year ended January 31, 2009**
> **Filed April 16, 2009**
> **File No. 1-8777**

Dear Mr. Dose:

We have reviewed your response letter dated January 20, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended January 31, 2009

Management's Discussion and Analysis, page 19

Results of Operations, page 24

1. We have read your response to comment 1 in our letter January 8, 2010. You have told us that you will more fully articulate the nature of your contracts and the consequent risk from volatile commodity prices and seasonality, and believe that an understanding of your most significant individual contract is of far greater value to investors than a percentage quantification of sales that are derived from annual contracts. However, it is not clear, based on the disclosure that has currently been provided related to annual contracts, including the nationwide purchasing contract, how these contracts have impacted your selling prices, if at all. Therefore, please ensure that future MD&A discussions address how the nature of your contracts impacts your results of operations and to what extent.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding this comment.

Sincerely,

Terence O'Brien
Branch Chief